Exhibit 27-(h)(11)(d): Amendment dated as of April 1, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc.

AMENDMENT TO THE FUND PARTICIPATION AGREEMENT

     This Amendment, dated as of April 1, 2003, among ReliaStar Life Insurance Company, located at 20 Washington Avenue South Minneapolis, MN 55401 (the "Company"), Neuberger Berman Management Inc., a New York corporation and an investment advisory company located at 605 Third Avenue, 2nd Floor, New York, NY 10158-0180 ("NB Management"), and Neuberger Berman Advisers Management Trust ("TRUST"), is made to the Fund Participation Agreement, dated as of August 8, 1997, as amended February 1, 1999 and May 1, 2000, among the Company, NB Management, TRUST, and Advisers Managers Trust (which has since been dissolved) (the "Agreement"). Terms defined in the Agreement are used herein as therein defined.

     WHEREAS, TRUST and the Company, or their respective affiliates, have each entered into a membership agreement with the National Securities Clearing Corporation (the "NSCC"), which has developed systems through which mutual fund shares can be purchased, redeemed or exchanged ("Fund/SERV"), including the Defined Contribution, Clearance & Settlement service ("DCC&S") for Plans, and through which client-level account information can be exchanged between mutual funds and institutions, in accordance with the matrix level ("Matrix Level") of responsibility established by the NSCC ("Networking").

WHEREAS, the Company would like to utilize Fund/SERV and DCC&S to process orders for shares of TRUST.

NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties agree as follows:

1. Article II of the Agreement is hereby amended by adding new subsection 2.10, which contains a representation of the Company as to Fund/SERV, as follows:

"(2.10) the Company has entered into a membership agreement with the NSCC, and has met all the requirements to participate in Fund/SERV, DCC&S and Networking."

2.     Article I, "Sale of Trust Shares," of the Agreement is hereby amended to provide for trading via DCC&S as set forth in Exhibit A attached hereto and made part hereof; provided, however, that in the event that the Company is unable to utilize the procedures as set forth in Exhibit A (covering trading through DCC&S) on a given Business Day, the Company shall use the procedures set forth in the original Exhibit A (covering manual trading) annexed to the Agreement.

3. Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

4. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Amendment.

RELIASTAR LIFE INSURANCE COMPANY

By:	/s/ Laurie M. Tillinghast
Name:	Laurie M. Tillinghast
Title:	Vice President

NEUBERGER BERMAN MANAGEMENT INC.

By:	/s/ Peter E. Sundman
Name:	Peter E. Sundman
Title:	President

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST.

By:	/s/ Peter E. Sundman
Name:	Peter E. Sundman
Title:	Chairman and CEO

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EXHIBIT A

A. SALE OF TRUST SHARES VIA DCC&S

       1.     Orders for purchases of shares of TRUST received in proper form by the Company prior to 4:00 p.m. Eastern Time ("Close of Trading") on any Business Day ("Trade Date"), and with respect to which Instructions are timely transmitted to TRUST via DCC&S up to the latest time trades are accepted by Fund/SERV under DCC&S (which currently is Cycle 7 on the Business Day next following Trade Date ("DCC&S Cut-Off")), shall be deemed to have occurred, and shall be credited, at the NAV next calculated after the Close of Trading on Trade Date.

       2.     The Company shall in no event transmit Instructions based on Orders received after the Close of Trading on any Business Day for processing at that Business Day's NAV. Orders received in proper form by the Company after the Close of Trading on any Business Day shall be treated as if received by the Company on the next following Business Day. The Company warrants that all Instructions transmitted to TRUST or its transfer agent for processing as of a particular Trade Date will relate only to Orders received by the Company prior to the Close of Trading on that Trade Date.

       3.     Instructions transmitted by the Company for the purchase, redemption or exchange of TRUST shares shall be processed by TRUST only at the NAV calculated after receipt by the Company of the Orders on which the Instructions are based, as set forth in the then-current prospectuses of the TRUST. The Company shall process all Orders in accordance with the procedures set forth in the TRUST's then current prospectus and statement of additional information. The Company shall request prior approval from TRUST for a single purchase, redemption or exchange Order for one million dollars ($1,000,000).or more of which it has prior knowledge.

       4.     All orders for the purchase of Shares shall be subject to acceptance or rejection by TRUST in its sole discretion. The Company shall receive confirmation of purchases, redemptions and exchanges, and notice of any rejections, from TRUST via DCC&S. Conditional orders for the purchase, redemption or exchange of shares will not be accepted.

       5.     On any Trade Date, the Company shall not be given, with respect to any Fund, an NAV calculated prior to the Close of trading on that Trade Date (an "As Of Trade"), without the prior approval of TRUST. For purposes of this Agreement, those Instructions transmitted by the Company on any Business Day up to the DCC&S Cut-Off shall not be considered As Of Trades. An As Of Trade may be sought by the Company no later than the second Business Day following Trade Date. TRUST shall have complete and sole discretion as to whether or not to accept an As Of Trade. When an As Of Trade is sought, the Company or its agent shall transmit estimates of purchase and redemption totals for the applicable period to TRUST prior to the

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Close of Trading of the Trade Date as of which the trade is sought. The Company shall confirm such estimates to TRUST no later than 8:30 A.M. EST on the Business Day following the day the As Of Trade is sought.

       6.     The Company shall not cancel or correct a previously transmitted Instruction without the prior approval of TRUST. Corrections shall be made no later than the second Business Day following the Trade Date on which the incorrect transaction occurred. TRUST shall have complete and sole discretion as to whether or not to allow the correction to be made.

B. Networking

       1.     Until such time as the Company may establish one or more Networking Accounts, the provisions of this Section B shall not apply to the parties. The parties acknowledge and understand that the Company initially will not be setting up Networking Accounts and will not be sending TRUST Networking information.

       2.     If and when the Company establishes Networking Accounts, the parties to this Agreement shall be bound by the terms of the Networking Agreement filed by each with the NSCC and the following provisions of Section B.. Without limiting the generality of the following provisions of this Section B, if and when the Company establishes Networking Accounts, the parties shall each perform any and all duties, functions, procedures and responsibilities assigned to them and as otherwise established by the NSCC applicable to the Matrix Level utilized by the Company at that time or to any Matrix Level agreeable to the parties utilized in the future.

       3.     If and when the Company establishes Networking Accounts, TRUST or its agent shall accept, and effect changes in its records upon receipt of, instructions, communications and actions from the Company or Agent electronically through Networking without supporting documentation from the Client. TRUST or its agent shall be responsible for processing any such instructions, communications or actions from the Company or its agent and for executing the Company's or its agent's instructions in a timely manner.

       4.     If and when the Company establishes Networking Accounts, any information transmitted through Networking by one party to the other through Networking and pursuant to this Agreement shall be accurate, complete, and in the format prescribed by the NSCC. Each party shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through Networking and to limit the access to, and the inputting of data into, Networking to persons specifically authorized by the such party.

       5.     For each Networking Account that may be established by the Company, the Company shall provide TRUST with all information necessary or appropriate to establish and maintain such Networking Account (and any subsequent changes to such information), which the Company hereby certifies, to the best of the knowledge of the Company, is and shall remain true

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and correct. The Company shall comply in all respects with any and all applicable obligations relating to withholding pursuant to the Internal Revenue Code of 1986, as amended ("Code"), and promptly shall advise TRUST of any matter that may affect the responsibilities of TRUST to Plans or Participants pursuant to the Code. The Company shall maintain adequate documentation to verify the relevant information regarding each Networking Account.

       6.     If and when the Company establishes Networking Accounts, and unless otherwise prohibited by law, upon receipt of appropriate instructions from a Client, the Company promptly shall execute the Client's instructions to terminate the maintenance of the Client's Networking Account.

       7.     If and when the Company establishes Networking Accounts, all information that is received by the Company from TRUST for inclusion in Client tax statements relating to an Account shall be reported to the Client accurately, completely and in a timely manner by the Company.

       8.     If and when the Company establishes Networking Accounts, the official records of the Networking Accounts shall be as determined by TRUST or its agent. The Company and TRUST shall reconcile any differences between the Company's records and TRUST's records. The Company and TRUST shall each designate liaison personnel to communicate, control and execute any required corrections or reconciliations with respect to any Account. In the event of any discrepancy between the records of the Company and TRUST regarding a Networking Account, the records of TRUST shall control pending resolution of the discrepancy.

       9.     If and when the Company establishes Networking Accounts, in the event any overpayment of dividends is made to the Company by TRUST, the Company shall promptly repay such overpayment to the TRUST, but in no event more than fifteen (15) days after the Company receives notice of such overpayment. If any overpayment is not timely repaid to TRUST, the Company authorizes TRUST or any of its affiliates, to offset any such overpayment against any funds otherwise payable to the Company for the Company's own account by TRUST, or its affiliates, including, without limitation, service fees; provided, however, that an overpayment to the Company shall not be subject to such offset if the overpayment was the result of an error or other negligent act or omission on the part of the TRUST; and provided further, that the Company shall not be required to repay, out of its own funds, an overpayment forwarded to a Client that is a client of the Company and the Company shall instead provide TRUST with the name and address of such client, if (x) the overpayment to the Company is not the result of an error or other negligent act or omission on the part of the Company, and (y) such client is no longer a Client of TRUST.

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